C L I F F O R D
C H A N C E
R O G E R S & W E L L S

CLIFFORD CHANCE ROGERS & WELLS LLP
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NEW YORK NEW YORK 10166 0153
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www.cliffordchance.com

Dr. Johannes K. Gäbel
Partner

DIRECT TELEPHONE 212 878-8004
DIRECT FACSIMILE 212 878-3134
johannes.gabel@cliffordchance.com

January 22, 2002

VIA CERTIFIED MAIL RRR #7000 0520 0022 3282 0300

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Madam or Sir:

Attached hereto is the Vienna International Airport January 16, 2002 Press Release, which has been published by the Company since our last submission of December 19, 2001.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Dr. Johannes K. Gäbel

enclosure

FILE NO.
82-3907

Press Information

Vienna International Airport
Passenger numbers decline by 0.7% in 2001

In spite of the events of 11 September, Vienna International Airport experienced a decline of just 0.7% in the number of passengers during 2001. Flight movements decreased by 0.6% and maximum take-off weight (MTOW) by 4.3%. The decline in traffic development was limited by the growth in the number of transfer passengers (+12.2%) and travel to Eastern Europe (+11.3%). As passengers to North America and the Middle and Near East represents only 7% of the total volume, the decline at Vienna International Airport was well ahead of the European average. These figures were announced by Herbert **Kaufmann**, member and speaker of the Management Board of the publicly traded Flughafen Wien AG, on 16. January 2002 at a press conference in Vienna.

Limited decline in business travel since 11 September

Vienna International Airport handled a total of 11.85 million passengers in 2001.
Around 45% of the total represents business travellers and – according to a VIE Internet survey – these passengers have not changed their travel habits: 74% indicated they are travelling as frequently as before 11 September; 9% avoid certain destinations; 11% are flying less frequently; and only 3% completely avoid air travel. Results for December show that tourist traffic has been more adversely affected. Declines of 9.5% were recorded passengers numbers, 6.1% in flight movements, and 12.7% in the maximum take-off weight. Charter traffic saw a decline of 10.3% in flight movements while passengers numbers were down 20%.

Transfers and Eastern Europe remain strong

Further growth was recorded in transfer traffic during December, with an increase of 10.4%. During 2001, a total of 3.76 million passengers used Vienna as a transfer airport. Transfer passengers, as a percentage of total passengers, increased from 28.4% to 31.9%. "We were able to expand our position as an East-West hub in this difficult year for the aviation industry", commented Kaufmann. With 36 destinations in Eastern Europe, Vienna has the largest offering of any airport in the region. The number of passengers to Eastern Europe rose by 11.3% over the prior year, with Moscow leading the list of scheduled flights (+21.6%) followed by Prague and Warsaw.

Top destinations: London, New York and Bangkok

In scheduled traffic, which represented 88% of total passengers using Vienna International Airport, the most popular destinations in West Europe were London (nearly 400,000 passengers) followed by Frankfurt and Paris. New York remained the most popular destination for long haul flights despite 11 September, followed by Bangkok, the most popular Far East destination, with Washington in third place.

Press Information

Antalya Number 1 Charter destination

The number of charter passengers decreased by 3.7% compared to the prior year. Antalya continued to expand its leading position over Heraklion and Monastir with an increase of 9.6%.

Flight movements, maximum take-off weight and cargo declined

The number of flight movements fell by 0.6% to 185,425. The use of smaller aircraft, while increasing the load factor (+0.6 %), led to a decrease of 4.3% in maximum take-off weight to 5.1 million tonnes. After the strong growth in 2000 (+12.1%), cargo declined by 11.7% as a consequence of the economic slowdown.

Outlook on 2002

Herbert Kaufmann, speaker of the Management Board, expects the effects of 11 September to have an impact on business for the first three quarters of 2002. Forecasts suggest a decline of 4% in the number of passengers, 3% in flight movements, 5% in maximum take-off weight (MTOW).

Herbert Kaufmann sees this situation as an opportunity for Vienna: high safety standards, combined with an outstanding quality and service offering for passengers and short connecting time have increased the attractiveness of Vienna as a transfer airport. The recent tariff reform, which is designed to reduce landing fees for long haul aircraft by 20%, should further strengthen the position of Vienna as a hub in the future.

"The continuing EU expansion is expected to provide an additional impetus for Vienna International Airport, and I am optimistic that traffic growth will return to its original pattern", added Herbert Kaufmann.

For additional information contact: Dagmar Lang (+43-1-)7007-22103
Hans Mayer (+43-1-)7007-23000

On request, we would be happy to send you the charts presented at our press conference.

Press Information

FACTS & FIGURES 2001

		Change vs. 2000 %
Total Passengers	11,853,157	-0.7%
Thereof Transfer Passengers	3,759,834	12.2%
Flight Movements	185,425	-0.6%
Maximum Take-off Weight	5,113,066	-4.3%
Air Cargo	111,000,777	-12.5%
Trucking	48,523,969	-9.9%
Air Cargo and Trucking	159,524,746	-11.7%

	Passengers* (scheduled)	Change vs. 2000 %
Europe	4,394,755	1.4
Eastern Europe	784,885	11.3
West Europe	3,609,870	-0.5
Far East	356,639	-2.5
Near and Middle East	156,438	-15.0
North America	205,214	2.4
Africa	84,115	-31.3
South America	2,447	-29.6

Most Important Destinations	Passengers* (scheduled)	Change vs. 2000 %
East Europe Nr.1: Moscow	72,232	21.6
West Europe Nr.1 London	360,294	-8.6
Far East Nr.1 Bangkok	58,867	24.4
Long Haul Nr.1 New York	65,700	-7.8
Charter Nr.1 Antalya	121,058	9.6

*Departing passengers

02/02 ..... M/DL ..... January 16, 2002

EUROPE'S BEST ADDRESS VIE Vienna International Airport